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                           ESPERION THERAPEUTICS, INC.
                             3621 South State Street
                                  695 KMS Place
                            Ann Arbor, Michigan 48108



November 5, 2003

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549

Attention:  Steven Walker, Esquire

Re:      Esperion Therapeutics, Inc. -- Form AW
         Withdrawal of Amendment No. 1 to Registration Statement on Form S-3 filed on October 29, 2003 (File No. 333-106988)
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Ladies and Gentlemen:

Pursuant to Rule 477, this letter requests that you withdraw the Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-106988) that was filed on October 29, 2003. This registration statement was inadvertently submitted with the wrong registration statement file number. The amendment should have been filed as a pre-effective amendment to Registration Statement File No. 333-109645. We will file today Post-Effective Amendment No. 1 to Registration Statement File No. 333-109645 and will request by separate acceleration request effectiveness of that post-effective amendment.

                                            Very truly yours,

                                            Esperion Therapeutics, Inc.



                                            By: /s/ Roger S. Newton, Ph.D.
                                                --------------------------------
                                                Name:  Roger S. Newton, Ph.D.
                                                Title: President and Chief
                                                        Executive Officer